March 13, 2006

VIA FAX: (202) 772-9209
-----------------------

Ms. Kristi Beshears
Staff Accountant
Division of Corporation Finance
US Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC. 20549

      Re:   Warrantech Corporation
            Form 10-K for the year ended March 31,
            2005
            Filed June 29, 2005
            File No. 0-13984
            -------------------------------------------

Dear Ms. Beshears:

      We are writing in response to your letter dated February 28, 2006 concerning the Form 10-K filed by Warrantech Corporation ("Company") for the fiscal year ended March 31, 2005 ("Form 10-K"). The following are responses to the items in your letter.

      Item 1: We note that employee costs decreased $1.5 million in fiscal 2005 due to the deferral of employee sales related compensation. Please elaborate upon the nature of this expense and your basis for its deferral. [Form 10-K, p. 19.]

      Response: The expense is comprised of wages and fringe benefits for those specific employees that are responsible for the acquisition of the extended warranty contracts (revenue).

      The basis for deferral is FAS 60 as amended by FAS 113. The guidance from the Staff concurred in this treatment when Mr. Robert Bayless, Chief Accountant of the Division of Corporate Finance in a letter dated November 18, 1999 (attached) stated: "we believe it should follow the guidance in FTB 90-1 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, and SFAS 60, Accounting and Reporting by Insurance Enterprises." A copy of Mr. Bayless's letter is enclosed with this letter.

      FAS 60 states "Costs that vary with and are primarily related to the acquisition of insurance contracts (acquisition costs) shall be capitalized and charged to expense in proportion to premium revenue recognized. Other costs incurred during the period, such as those relating to investments, general administration, and policy maintenance shall be charged to expense as incurred."

Ms. Kristi Beshears
March 13, 2006
Page 2


      FAS 60 further states that: "Acquisition costs are those costs that vary with and are primarily related to the acquisition of new and renewal insurance contracts. Commissions and other costs (for example, salaries of certain employees involved in the underwriting and policy issue functions, and medical and inspection fees) that are primarily related to insurance contracts issued or renewed during the period in which the costs are incurred shall be considered acquisition costs."

      Item 2: We note that it is your policy to establish an allowance for doubtful accounts when receivables are determined to be uncollectible or impaired. We also note that $3.27 million of your accounts receivable balance relates to pre-petition sales to Ultimate [Electronics, Inc. ("Ultimate")]. It appears that a reserve for a significant portion, if not all, of this balance should have been accrued. Please tell us why you have not recorded an allowance for pre-petition receivables from Ultimate, as well as your basis for maintaining that it is impossible to estimate what you will recover on your claim. [Form 10-K, p. 40.]

      Response: The Company did not record an allowance for pre-petition receivables from Ultimate ("Ultimate Receivable") because the Company believed, based upon consultation with counsel, that it was entitled under its contract with Ultimate to offset certain liabilities, reserves and other items against the Ultimate Receivable. These offsetting items, which exceeded the amount of the Ultimate Receivable, consisted of the following:

                  A. A current liability due to Ultimate for volume rebates, marketing discounts and reserves totaling approximately $ 2,410,000 ...

                  B. $588,000 in pre-petition claims payments which the Company expects to receive from Great American Insurance Company ("GAIC") which insures the claims under the service contracts sold by Ultimate. These pre-petition claims payments are owed to Ultimate for repair services which Ultimate performed with respect to the products covered by the service contracts. .

                  C. Pursuant to information received by the Company from the Committee of Unsecured Creditors in the Ultimate bankruptcy proceeding, the Company expected that it would obtain some recovery from the proof of claim filed by the Company for the Ultimate Receivable. Although the Company did not believe that it had sufficient information to estimate the amount of the recovery at that time, the Company's judgment, based upon information it received from its counsel and the Company's representative on the Creditors' Committee, was that there would be a recovery in excess of $300,000 which would be applied to the Ultimate Receivable.

      Based on the foregoing items which collectively exceed the receivable, the Company did not believe that it was not necessary to take an allowance against the Ultimate Receivable.

Ms. Kristi Beshears
March 13, 2006
Page 3


      Item 3: We note that the certifications filed as Exhibit 31.1 and 31.2 to your Form 10-K are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Certain portions of the certifications relating to internal control over financial reporting may be omitted as stated in Section III.E of SEC Release No. 33-8238. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certification of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K. In addition, please remove references to "Annual report" and refer to the document as "report." Please also amend the certifications in Form 10-Q filed for the first three quarters of fiscal 2006, as necessary, in response to this comment.

      Response: The Company plans to file the revised certifications (in the form annexed to this letter) and amended reports after the other comments from the staff are resolved.

      The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                Very truly yours,



                                                /s/ RICHARD F. GAVINO
                                                --------------------------------
                                                Richard F. Gavino
                                                Chief Financial Officer

Exhibit 31.1

Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Joel San Antonio, certify that:

1.       I have reviewed this annual report on Form 10-Q of Warrantech
Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our suspension to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         (b) Intentionally Omitted;

         (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         (a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.







Date: March __, 2006                         /s/ JOEL SAN ANTONIO
                                             -----------------------------------
                                             Joel San Antonio
                                             Chairman, Chief Executive
                                             Officer and Director

Exhibit 31.2

Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Richard Gavino, certify that:

1.       I have reviewed this annual report on Form 10-Q of Warrantech
Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our suspension to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         (b) Intentionally Omitted;

         (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         (a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.





Date: March ___, 2006                        /s/ RICHARD GAVINO
                                             -----------------------------------
                                             Richard Gavino
                                             Executive Vice President,
                                             Chief Financial Officer,
                                             Chief Accounting Officer,
                                                and Treasurer

Exhibit 31.1

Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Joel San Antonio, certify that:

1.       I have reviewed this annual report on Form 10-K of Warrantech
Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our suspension to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         (b) Intentionally Omitted;

         (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         (a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.







Date: March ___, 2006                        /s/ JOEL SAN ANTONIO
                                             -----------------------------------
                                             Joel San Antonio
                                             Chairman, Chief Executive
                                             Officer and Director

Exhibit 31.2

Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Richard Gavino, certify that:

1.       I have reviewed this annual report on Form 10-K of Warrantech
Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our suspension to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         (b) Intentionally Omitted;

         (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         (a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.





Date: March ___, 2006                        /s/ RICHARD GAVINO
                                             -----------------------------------
                                             Richard Gavino
                                             Executive Vice President,
                                             Chief Financial Officer,
                                             Chief Accounting Officer,
                                                 and Treasurer